                                         N E W S   R E L E A S E

TALISMAN ENERGY REPORTS

ORGANIC PRODUCTION GROWTH OF 16%

OVER FIRST QUARTER 2003

CASH FLOW OF $779 MILLION

CALGARY, Alberta, May 4, 2004 – Talisman Energy Inc. today reported its first quarter operating and financial results.

Production averaged 436,000 boe/d in the quarter, an increase of 16% over the first quarter of 2003 (excluding Sudan) and 4% growth over the fourth quarter. The comparable numbers for first quarter 2003 were 430,000 boe/d (including Sudan) and 377,000 boe/d (excluding Sudan).

Cash flow was $779 million ($6.09/share) for the quarter, compared to $845 million ($6.52/share) a year ago. Excluding Sudan, the comparable number for 2003 was $769 million ($5.93/share). Net income for the quarter was $223 million ($1.70/share) versus $574 million ($4.38/share) in the first three months of 2003. The comparable number for 2003, excluding the gain on sale and income from Sudan operations, was $234 million ($1.76/share).

A stronger Canadian dollar and lower US natural gas prices lowered Talisman’s realized price from $44.86/boe a year ago to $38.32/boe in the first quarter of 2004.

“This is a great start to 2004, with Talisman’s volume growth and high oil prices offsetting lower NYMEX gas prices and the stronger Canadian dollar,” said Dr. Jim Buckee, President and Chief Executive Officer. “I am very pleased with our production growth and we have more projects and more growth on the way.

“Production reached 450,000 boe/d at one point in March. Although I think it would be premature to revise the guidance number of 415,000-445,000 boe/d for the year, all areas of the Company are performing well. In less than a year, we have replaced the production from Sudan.

“Production in Malaysia/Vietnam is averaging approximately 40,000 boe/d. The South Angsi oilfield development is underway and we are excited about our new acreage in Malaysia. The Greater Angostura development in Trinidad is on schedule for first oil production early in 2005.

“Production in the North Sea is up 11% over the first quarter of last year, our North Tartan development and Tweedsmuir field pre-project developments are on schedule and we have just recently increased our stake in the Flotta Catchment area, adding an average of 5,100 bbls/d this year and 9,000 bbls/d next year.

“Talisman set a new record high for its North American gas production volumes in March, averaging 897 mmcf/d. We have also set a new production record in the Foothills. Gas production in the northeastern United States is currently averaging about 75 mmcf/d and should reach volumes in excess of 90 mmcf/d this quarter.

“Given the continuing strength in commodity prices our outlook for cash flow is now closer to $22/share, compared to earlier guidance of $17-22/share. This assumes a US$32.00/bbl WTI oil price, US$5.75 mcf NYMEX gas price and a C$/US$ exchange rate of $0.76.”

Talisman First Quarter Summary

•

North American gas production averaged 897 mmcf/d in March, a record high.

•

Talisman drilled 127 successful natural gas wells in North America.

•

Three very successful wells were drilled in the northeastern United States, testing at a combined rate of 56 mmcf/d.

•

North Sea production averaged 145,000 boe/d, an increase of 11% over the same quarter a year ago.

•

Early in May, Talisman Energy (UK) Limited announced the acquisition of additional working interests in its core Flotta Catchment Area.

•

Successful wells were drilled at Claymore (6,000 bbls/d) and North Leven (4,000 bbls/d) in the North Sea.

•

Production in Malaysia/Vietnam averaged 37,000 boe/d during the quarter.

•

Commissioning of PM-3 facilities in Malaysia/Vietnam continued during the quarter.

•

Three successful sidetracks of the Bunga Tulip discovery made in Block PM-3 in late 2003 were completed.

•

Talisman was awarded a large new block (PM-314) adjacent to the South Angsi oil field in Malaysia.

•

Algerian production averaged 13,000 boe/d during the quarter.

•

In Trinidad, the Angostura oil and gas development is on schedule for production startup in early 2005. Production is expected to be 80,000 bbls/d with Talisman’s working interest at 25%.

•

The onshore seismic program in Trinidad was completed in April.

•

The Company renewed its normal course issuer bid in March.

Management’s Discussion and Analysis (MD&A)

(May 4, 2004)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements.  All comparative percentages are between the quarters ended March 31, 2004 and 2003, unless stated otherwise.   All amounts are in Canadian dollars unless otherwise indicated.

Quarterly results summary

			Pro forma Sudan operations and gain on sale[3]
	Three months ended March 31,
	2004	2003(Restated)[4]	2003(Restated)[4]
Financial (millions of Canadian dollars unless otherwise stated)
Cash flow[1]	779	845	769
Net income[1]	223	574	234
Exploration and development expenditures	614	455	453
Per common share (dollars)
Cash flow[1] – Basic	6.09	6.52	5.93
– Diluted	5.98	6.44	5.86
Net income[2] – Basic	1.70	4.38	1.76
– Diluted	1.67	4.33	1.74
Production (daily average production)
Oil and liquids (bbls/d)	230,136	247,369	194,487
Natural gas (mmcf/d)	1,236	1,096	1,096
Total mboe/d (6mcf=1boe)	436	430	377

1)

Amounts are reported prior to preferred security charges of $9 million ($5 million, net of tax) for the three months ended March 31, 2004 (2003 - $10 million; $6 million, net of tax).

2)

Per common share amounts for net income and diluted net income are reported after preferred security charges.

3)

Pro forma is before the gain on sale of the Sudan operations in 2003 and excludes Sudan results of operations for the period January 1 to March 12, 2003 (sale closing date).

4)

Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligation as at January 1, 2004. See note 1 to the Interim Consolidated Financial Statements.

Both cash flow and net income decreased from the first quarter of 2003 primarily due to the sale of the Sudan operations in March of last year.  On a pro forma basis, after removing the gain on sale and the Sudan operations, cash flow increased from $769 million to $779 million.  Net income on a pro forma basis decreased slightly from $234 million to $223 million ($1.70/share) due to production gains of 16% and the benefit of tax rate reductions being more than offset by the impact of the stronger Canadian dollar and stock-based compensation charges.

On March 12, 2003, Talisman completed the sale of its indirectly held interest in the Greater Nile Oil Project for net proceeds of $1,012 million and a gain of $296 million.  See note 7 to the Interim Consolidated Financial Statements.

 Company Netbacks

	Three months ended March 31,
Company netbacks (including Sudan)	2004	2003	2002
Oil and liquids ($/bbl)
Sales price	41.00	44.85	31.27
Hedging expense (income)	2.67	3.14	(0.75)
Royalties	6.00	8.53	5.52
Operating costs	9.98	9.36	7.38
	22.35	23.82	19.12
Natural gas ($/mcf)
Sales price	5.89	7.48	3.55
Hedging expense (income)	0.04	0.25	(0.33)
Royalties	1.15	1.40	0.63
Operating costs	0.64	0.72	0.61
	4.06	5.11	2.64
Total ($/boe) (6mcf=1boe)
Sales price	38.32	44.86	27.41
Hedging expense (income)	1.52	2.44	(1.23)
Royalties	6.43	8.47	4.85
Operating costs	7.06	7.22	5.94
	23.31	26.73	17.85

Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

During 2004, Talisman’s netbacks averaged $23.31/boe, down from the first quarter of 2003 due mainly to the 15% increase in the value of the Canadian dollar against its US counterpart, which lowered the Canadian dollar reported commodity prices for both oil and natural gas.  The Company’s royalty rate dropped 2% to 17% in the current period due to the sale of the Sudan interest.  Unit operating costs decreased to $7.06/boe helped by higher production volumes from new low operating cost areas.

Revenue

Revenue for the first quarter was $1.5 billion, with oil and liquids contributing 56% and natural gas contributing 44% of revenue.  The 1% increase in production, mostly from the Company’s international operations, was overshadowed by lower Canadian dollar commodity prices.  More than 90% of the Company’s revenues are either received in US dollars or are closely referenced to US dollars.  The Company converts these revenues to Canadian dollars for reporting purposes.

	Three months ended March 31,
Production (daily average production)	2004	2003	2002
Oil and liquids (bbls/d)
North America	58,291	61,466	63,611
North Sea	123,245	108,759	132,718
Southeast Asia	35,602	21,360	23,034
Algeria	12,998	2,902	-
Sudan	-	52,882	58,608
	230,136	247,369	277,971
Natural gas (mmcf/d)
North America	872	870	823
North Sea	133	136	119
Southeast Asia	231	90	102
	1,236	1,096	1,044
Total mboe/d (6mcf=1boe)	436	430	452

Production highlights for the quarter include a doubling of Southeast Asia production to over 74,000 boe/d, a 13% increase in North Sea oil and liquids production and additional Algerian production from the MLN fields.  These increases more than offset last year’s contribution from Sudan.

Excluding Sudan, oil and liquids production increased 18% over 2003.  Current year North Sea oil and liquids production averaged 123,245 bbls/d, up 14,486 bbls/d over last year. These results reflect completion of the Halley development and minor asset acquisitions. Southeast Asia oil and liquids production in the current quarter averaged 35,602 bbls/d, up 67% from 2003 as a result of the completion of the PM-3 phase 2 project in the fourth quarter of last year.  Algeria production averaged 12,998 bbls/d, up 348% from the 2,902 bbls/d in 2003, as a result of the MLN fields, which commenced production during the middle of 2003.  In North America, oil and liquids production of 58,291 bbls/d was down 5% from the same quarter of last year due to natural declines and emphasis on gas.

Natural gas production averaged 1.2 bcf/d in the current quarter, up 13% from the first quarter of 2003, mainly due to Southeast Asia operations where gas production in Malaysia/Vietnam started at the end of last year and averaged 96 mmcf/d in this quarter.  Indonesia increased 45 mmcf/d, a 50% increase over last year to a current quarter average of 135 mmcf/d with Corridor sales to Caltex and new sales to Singapore.  The tie in of new wells in North America offset natural declines as production in 2004 increased slightly compared to last year.  North Sea natural gas production decreased 3% in 2004 to 133 mmcf/d.

	Three months ended March 31,
Prices and Exchange Rates	2004	2003	2002
Oil and liquids ($/bbl)
North America	37.05	42.74	26.82
North Sea	41.55	46.14	33.87
Southeast Asia	43.91	47.08	32.84
Algeria	44.62	40.33	-
Sudan	-	43.89	29.35
	41.00	44.85	31.27
Natural gas ($/mcf)
North America	6.42	8.03	3.29
North Sea	5.63	4.93	5.04
Southeast Asia	4.08	6.09	3.96
	5.89	7.48	3.55
Total $/boe (6mcf=1boe)	38.32	44.86	27.41
Hedging loss (income)-excluded from the above prices Oil and liquids ($/bbl)	2.67	3.14	(0.75)
Natural gas ($/mcf)	0.04	0.25	(0.33)
Total $/boe (6mcf=1boe)	1.52	2.44	(1.23)
Benchmark prices and foreign exchange rates WTI (US$/bbl)	35.15	33.86	21.64
Brent (US$/bbl)	31.95	31.51	21.15
NYMEX (US$/mmbtu)	5.69	6.60	2.38
AECO (C$/GJ)	6.26	7.51	3.17
US / Canadian dollar exchange rate	0.759	0.662	0.627
Canadian dollar / pound sterling exchange rate	2.424	2.420	2.274

 Excludes synthetic oil.

Talisman’s first quarter commodity price averaged $38.32/boe.  Ongoing unrest in the Middle East, uncertainties over Iraqi oil supplies and continued strong demand for oil, especially in Southeast Asia contributed to a 4% increase in the WTI oil price to US$35.15, but a strengthened Canadian dollar (US$0.76 compared to US$0.66 for the same period in 2003), resulted in lower average Canadian dollar prices realized by Talisman.

During the quarter, Talisman recorded net hedging losses related to commodity based derivative financial instruments of $55 million for oil and liquids ($2.67/bbl) and $5 million for natural gas ($0.04/mcf).  These hedges represented 34% of oil and liquids production, 10% of North America gas production and 22% of total boe production for the quarter.  Currently, the Company has derivative and physical contracts for approximately 23% of its remaining 2004 estimated production (35% of the Company’s oil and liquids production and 13% of North American gas production).  A summary of the contracts outstanding is included in notes 9 and 10 of the December 31, 2003 Consolidated Financial Statements, which has been updated in note 5 to the March 31, 2004 Interim Consolidated Financial Statements.

	Three months ended March 31,
Royalties	2004		2003		2002
	%	$ millions	%	$ millions	%	$ millions
North America	21	143	21	181	21	81
North Sea	2	9	1	4	6	27
Southeast Asia	33	75	28	39	26	27
Algeria	51	27	50	5	-	-
Sudan	-	-	46	97	39	60
	17	254	19	326	18	195

Excludes synthetic oil

Royalty expense for the first quarter was $254 million and averaged 17%, down from 19% ($326 million) in 2003.  The total amount of royalties and the effective royalty rate decreased from 2003 due to the impact of the sale of the Sudan operations and lower commodity prices.  This reduction in royalty rates was partially offset by increases in Southeast Asia, as a result of the payout of cost recovery pools at Corridor and production increases in Malaysia/Vietnam.

	Three months ended March 31,
Operating expenses	2004		2003		2002
	$/boe	$ millions	$/boe	$ millions	$/boe	$ millions
North America	4.96	91	5.04	92	4.41	79
North Sea	12.24	162	12.22	145	9.28	127
Southeast Asia	3.22	22	6.49	21	5.17	19
Algeria	3.51	4	6.23	2	-	-
Sudan	-	-	3.73	18	2.89	15
	7.06	279	7.22	278	5.94	240
Synthetic oil	19.00	5	22.10	5	16.71	4
Pipeline		12		11		12
		296		294		256

Operating expenses remained relatively flat at $296 million in the first quarter of 2004, as an increase in the North Sea was offset by the sale of Sudan operations. Unit operating costs decreased by 2% in 2004 due to increased production.  Southeast Asia unit operating costs dropped in half as total expenses remained relatively flat with a 103% increase in boe production.  Algerian unit costs were down 44% from the previous quarter due to the increase in oil production in the current quarter.  North Sea operating expenses increased due to recent acquisitions, however unit costs remained relatively unchanged.

	Three months ended March 31,
DD&A	2004		2003 [1]		2002 [1]
	$/boe	$ millions	$/boe	$ millions	$/boe	$ millions
North America	9.49	176	8.99	167	8.29	150
North Sea	12.23	162	12.83	152	11.39	156
Southeast Asia	6.60	44	5.82	19	6.10	22
Algeria	6.09	7	7.90	2	-	-
Sudan	-	-	3.98	19	4.32	23
	9.81	389	9.27	359	8.63	351

1.

Restatement of prior years to effect retroactive adoption of the new accounting policy on asset retirement obligation as at January 1, 2004.  See note 1 to the Interim Consolidated Financial Statements.

The 2004 first quarter DD&A expense was $389 million, up 8% from the same quarter of 2003 as a result of increased current quarter production in Southeast Asia and Algeria at rates higher than the rates on the Sudan production sold.  The North America rate increased due to additional expenditures in the US and the Vista Midstream acquisition in 2003.

Other ($ millions except where noted)	Three months ended March 31,
	2004	2003	2002
G&A ($/boe)	0.98	0.99	0.75
Dry hole expense	79	72	27
Stock-based compensation	30	-	-
Other expense (income)	3	(7)	51
Interest expense	38	40	38
Interest costs capitalized	3	7	7
Other revenue	22	23	21

Dry hole expense for the quarter was $79 million, with $31 million expensed in North America and $25 million in the North Sea, including $8 million relating to the Eta 2 redrill well and $14 million relating to the Cyrus well.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at March 31, 2004, which was first expensed during the second quarter of 2003.

Taxes ($ millions)	Three months ended March 31,
	2004	2003 [1]	2002 [1]
Current income tax	51	92	51
Future income tax	15	91	(3)
Petroleum revenue tax	24	33	41
	90	216	89
Effective tax rate	23%	24%	32%

1.

Restatement of prior years to effect retroactive adoption of the new accounting policy on asset retirement obligation as at January 1, 2004.  See note 1 to the Interim Consolidated Financial Statements.

The effective tax rate is based on pre-tax income adjusted for production revenue tax, which is deductible in determining taxable income.  The Company’s effective tax rate for the current quarter is lower than in 2003 due to the impact of Canadian corporate tax rate reductions of $31 million.  Excluding these tax rate reductions, the effective tax rate on the Company’s income this quarter would have been 34%.  The Company’s effective tax rate for last year is low due to the inclusion of the gain on the sale of the Sudan operations.  Excluding the gain, the effective tax rate on the Company’s income last year would have been 39%.  Current income taxes decreased in 2004, primarily due to the sale of Sudan operations and lower cash taxes at Corridor.

Capital expenditures ($ millions)	Three months ended March 31,
	2004	2003	2002
North America	381	636	287
North Sea	119	78	148
Southeast Asia	53	80	50
Algeria	3	15	17
Sudan	-	2	25
Other	74	18	36
	630	829	563

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude corporate acquisitions.

North America capital expenditures include $378 million for exploration and development with the drilling of 127 gas wells and 23 oil wells.  North Sea expenditures were comprised of $40 million of exploratory spending, including the Cyrus well at $14 million and development spending of $81 million at various fields.  The majority of the Southeast Asia spending related to the ongoing development of PM-3 CAA in Malaysia/Vietnam, including the drilling of eight development wells.  Other expenditures in the first quarter of 2004 included spending in Trinidad of $50 million, primarily progressing the Angostura development towards first oil anticipated in early 2005, and spending in Alaska of $14 million.  Additional information regarding Talisman’s planned 2004 exploration and development expenditures is included in the Outlook for 2004 section of the Company’s December 31, 2003 MD&A.

Long-term debt and liquidity

Talisman’s total debt, exclusive of the preferred securities, at March 31, 2004 was $2.4 billion ($2.0 billion, net of cash and cash equivalents) up from $2.2 billion at year end.  This increase resulted primarily from the elimination of hedge accounting treatment of the US dollar cross currency and interest rate swap contracts.  As a result, the 250 million pounds sterling Eurobond has been converted to Canadian dollars at current quarter end rates.  Previously, this debt was converted using historical foreign exchange rates contained in the cross currency and interest rate swap contracts.

At quarter end, debt to debt plus equity was 32% (29% net of cash and cash equivalents).  Had the preferred securities been classified as debt, the ratio would have been 34% (32% net of cash and cash equivalents).  For the 12 months ended March 31, 2004, the debt to cash flow ratio was 0.88:1.

In February of this year, the Company redeemed one half of its outstanding Junior Subordinated Debentures.  The redemption was funded from current cash flow, with the $16 million (net of tax) difference between the carrying value and the redemption cost credited to retained earnings.  In March 2004, the Company gave notice of its intention to exercise its right to redeem the remaining outstanding Junior Subordinated Debentures as of June 15, 2004.

In March of this year, the Company renewed its normal course issuer bid to permit the purchase of up to 6,401,603 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal.

In March 2004, the Company announced plans to implement a three-for-one share split of its issued and outstanding common shares.  The decision has been approved by Talisman’s Board of Directors and is subject to shareholder and regulatory approval. As at March 31, 2004 there were 128,032,078 common shares outstanding.

Asset Retirement Obligations (future site restoration and abandonment liabilities)

The Company has asset retirement obligations related to the estimated costs of future dismantlement, site restoration and abandonment of oil and gas properties, including offshore production platforms, gas plants and facilities.  Effective January 1, 2004, the Company adopted, on a retroactive basis, a new accounting standard that changed the method of accruing for costs associated with the retirement of fixed assets, which an entity is legally obligated to incur.  The Company has recorded the fair value of the liability for asset retirement obligations in the period incurred and a corresponding increase in the carrying amount of the related property, plant and equipment asset.  See note 1 to the Interim Consolidated Financial Statements for details pertaining to this restatement and the impact on current period results of operations.

Hedge Accounting

The Company has adopted the new accounting guideline on Hedging Relationships (AcG 13), effective January 1, 2004.  This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, established certain other conditions required before hedge accounting may be applied.

Effective January 1, 2004, the Company’s US dollar cross currency and interest rate swap contracts were no longer designated as hedges of the Eurobond, which resulted in a revaluation of this Eurobond debt and a deferred gain of $17 million, which is being amortized over the period to 2009.  The swap contracts were terminated in 2004 for cash proceeds of $138 million and resulted in an additional gain of $15 million.  The termination of these contracts did not accelerate the recognition of the deferred gain into income.  The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales.

The Company’s long-term debt denominated in UK pounds sterling and Canadian dollars has been designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations.  Unrealized foreign exchange gains and losses resulting from the translation of this debt are included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

Non-GAAP financial measures

Included in the MD&A and elsewhere in the news release are references to terms used in the oil and gas industry such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, appears as a separate caption on the Company’s cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.

Use of BOE equivalents

Throughout the MD&A and elsewhere in the news release the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  BOEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Operation and Exploration Highlights

North America

During first quarter 2004, Talisman participated in 156 gross wells (101 operated) resulting in a total of 127 gas and 23 oil wells for an average success rate of 96%.  Included in the 156 wells are 41 exploration wells, which resulted in 34 gas wells and four oil wells.

Gas production in North America during the first quarter averaged 872 mmcf/d, slightly higher than first quarter 2003, and 1% higher than last quarter. Talisman set a new monthly record for its gas production in North America, averaging 897 mmcf/d in March. Liquids production averaged 58,291 bbls/d, a 1% increase over last quarter but a decrease of 5% over the same period last year.  This decrease in liquids production is in line with expectations given that natural gas continues to be the focus of the Company’s exploration and development activities in North America, supplemented by low risk oil projects.

In the Alberta Foothills, natural gas production averaged 149 mmcf/d, another record quarter. Gas production has increased 18% over the same period last year and 5% over the last quarter.  Current weekly rates are averaging 154 mmcf/d.  The winter drilling program of nine gross wells was highly successful.

In the Southern Alberta Foothills, which includes the Turner Valley area, the construction of the Little Chicago gas plant was successfully completed and gas production is averaging 25 mmcf/d, an increase of 82% over the fourth quarter rate. This plant allows Talisman to continue to develop shallow sweet gas targets in the region.

In Appalachia, two Trenton-Black River gas wells were completed, the Fortuna Reed Hz#1 (tested at 20.3 mmcf/d) and Hakes Hz#1 (tested at 17.5 mmcf/d). Three additional wells were completed and are logging or testing, with three wells currently drilling. Current gas rates are averaging 74 mmcf/d and the Reed and Hakes wells will be connected in the second quarter. Full productive capacity will be achieved with the commissioning of the second compressor at Catlin and additional access to pipelines. In the second quarter, daily production rates are expected to reach in excess of 90 mmcf/d.

During first quarter 2004, the Edson area produced 39,111 boe/d, an increase of 4% over the same period last year and a 7% increase over last quarter.  West Whitecourt achieved another record production level, averaging 10,520 boe/d over the quarter, an increase of 5% over the same period last year and 10% over last quarter. This increase in both gas and liquids production is a result of a 19 well winter drilling program (100% success rate).

In February, West Whitecourt achieved a new monthly gas record of 56 mmcf/d.  Bigstone/Wild River’s quarterly production of 16,610 boe/d continues to grow with an increase of 10% over first quarter last year and a 7% increase over last quarter. This winter’s 20 well drilling program was 95% successful.  In March, Bigstone/Wild River attained a new monthly record of 97 mmcf/d.

In the Deep Basin area, Talisman established another quarterly production record averaging 64.6 mmcf/d of gas and 2,370 bbls/d of liquids for a total of 13,140 boe/d. This represents a 38% increase over first quarter 2003 and a 23% increase over last quarter.  A total of 25 wells were drilled with a success rate of 96%.

During first quarter 2004, Talisman transported and processed record gas volumes through the Edson and the Cutbank complexes. Throughput in the Edson plant has risen to almost 200 mmcf/d. The Cutbank system, acquired last year through the Vista Midstream Solutions acquisition, is operating at approximately 80-90% capacity. During 2004, debottlenecking projects will be undertaken to increase capacity.

International

North Sea

Production averaged 145,000 boe/d in the first quarter at a similar level to the fourth quarter and an 11% increase over the first three months of 2003.

Year to date, successful development wells have been drilled at Claymore (6,000 bbls/d) and North Leven (4,000 bbls/d). A further step out well at Claymore found the updip limit of the reservoir and has been suspended and a farmin well at Cyrus has been abandoned. The first Gyda development well is near TD. An exploration well is currently drilling at Delta (south of Clyde) and the final Tweedsmuir appraisal well (formerly called J1/J5) is also drilling.

The Tartan North development project is proceeding on schedule and first production is expected in the fourth quarter. Engineering design for the Tweedsmuir development is proceeding and the project environmental statement has been submitted for regulatory review.

Talisman has just announced the acquisition of further interests in the Flotta Catchment Area (FCA), which will increase Talisman’s share of production in the FCA area by 5,100 bbl/d (2004 annualized) and 9,000 bbl/d in 2005.

Malaysia/Vietnam

Production averaged 37,000 boe/d in the first quarter, which was ahead of plan.

Eight development wells were completed during the quarter at the PM-3 development. Full commissioning of the PM-3 facilities continued, gas reinjection is complete and water injection and gas lift commissioning is in progress.

During the quarter, three successful sidetracks of the Bunga Tulip discovery in PM3 made at the end of 2003 were completed. The original well tested at 2,200 bbls/d, limited by equipment.

The project to develop the South Angsi field continued and remains on schedule for production startup in mid-2005.

A new block (PM-314) adjacent to the South Angsi field was awarded to Talisman as operator (60% working interest). This is highly prospective acreage, with an area of 2.3 million acres.

Indonesia

Production averaged 37,000 boe/d during the quarter.

Negotiations continued for the sale and transportation of 2.4 tcf of natural gas (Talisman 36%) from the Corridor Block to West Java.  Substantive progress has been made on the gas sales and transportation agreements, including agreement on the tariff for gas transportation.

Algeria

Production averaged 13,000 bbls/d during the quarter. Production was limited by a bearing failure in the gas reinjection system in mid-March; this was repaired during April.

Trinidad

The Angostura oil and gas field development is continuing on schedule for production startup in early 2005. The Kairi 1, Canteen 1 and Aripo wellhead towers and the central production jacket have been installed and the production facilities are under construction and due to be installed later this year. To date three development wells have been completed and two are nearing completion.

Talisman completed its onshore seismic program in April. Data is being evaluated with expectations that an exploration well will be drilled in 2005.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Readers are referred to the Advisories and definitions at the back of this press release.

Advisory – Forward-Looking Statements

This news release contains statements concerning future projects and growth, anticipated cash flow, estimated volumes and timing of future production, business plans for development and drilling, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of the United States (US) Private Securities Litigation Reform Act of 1995 and “forward –looking information as contemplated by Canadian Securities regulators’ Form 51-102F1 (collectively “forward looking statements”.)

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "-Outlook for 2004", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Informatin in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data.

The following definitions are used by the Company to describe its reserves.

“Proved” oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated ona gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

15-04

Talisman Energy Inc.
Highlights

	Three months ended
	March 31
	2004	2003
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	779	845
Net income	223	574
Exploration and development expenditures	614	455
Per common share (dollars)
Cash flow (1)	6.09	6.52
Net income (2)	1.70	4.38
Production
(daily average)
Oil and liquids (bbls/d)
North America	55,241	58,878
North Sea	123,245	108,759
Southeast Asia	35,602	21,360
Algeria	12,998	2,902
Sudan	-	52,882
Synthetic oil	3,050	2,588
Total oil and liquids	230,136	247,369
Natural gas (mmcf/d)
North America	872	870
North Sea	133	136
Southeast Asia	231	90
Total natural gas	1,236	1,096
Total mboe/d	436	430
Prices (3)
Oil and liquids ($/bbl)
North America	37.05	42.74
North Sea	41.55	46.14
Southeast Asia	43.91	47.08
Algeria	44.62	40.33
Sudan	-	43.89
Crude oil and natural gas liquids	41.00	44.85
Synthetic oil	43.91	47.17
Total oil and liquids	41.04	44.87
Natural gas ($/mcf)
North America	6.42	8.03
North Sea	5.63	4.93
Southeast Asia	4.08	6.09
Total natural gas	5.89	7.48
Total ($/boe) (includes synthetic)	38.36	44.88

(1) Cash flow per common share is before deducting preferred security charges.
(2) Net income per common share is after deducting preferred security charges.
(3) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets

	March 31	December 31
(millions of Canadian dollars)	2004	2003
Assets		(restated)
Current		(see note 1)
Cash and cash equivalents	310	98
Accounts receivable	746	760
Inventories	97	100
Prepaid expenses	12	17
	1,165	975

Accrued employee pension benefit asset	63	63
Other assets	76	76
Goodwill	476	473
Property, plant and equipment	10,510	10,193
	11,125	10,805
Total assets	12,290	11,780

Liabilities
Current
Accounts payable and accrued liabilities	1,144	1,064
Income and other taxes payable	190	154
	1,334	1,218

Deferred credits	93	57
Asset retirement obligation (note 1)	1,241	1,157
Long-term debt (note 4)	2,351	2,203
Future income taxes	2,175	2,127
	5,860	5,544

Shareholders' equity
Preferred securities	216	431
Common shares	2,727	2,725
Contributed surplus	73	73
Cumulative foreign currency translation	(57)	(114)
Retained earnings	2,137	1,903
	5,096	5,018
Total liabilities and shareholders' equity	12,290	11,780

See accompanying notes.
Interim statements are not independently audited.
Talisman Energy Inc.
Consolidated Statements of Income

Three months ended March 31
(millions of Canadian dollars)	2004	2003
		(restated)
Revenue		(note 1)
Gross sales	1,463	1,643
Less royalties	254	326
Net sales	1,209	1,317
Other	22	23
Total revenue	1,231	1,340

Expenses
Operating	296	294
General and administrative	39	39
Depreciation, depletion and amortization	389	359
Dry hole	79	72
Exploration	44	49
Interest on long-term debt	38	40
Stock-based compensation	30	-
Other	3	(7)
Total expenses	918	846
Gain on sale of Sudan operations (note 7)	-	296
Income before taxes	313	790
Taxes
Current income tax	51	92
Future income tax	15	91
Petroleum revenue tax	24	33
	90	216
Net income	223	574
Preferred security charges, net of tax	5	6
Net income available to common shareholders	218	568

Per common share (Canadian dollars)
Net income	1.70	4.38
Diluted net income	1.67	4.33
Average number of common shares outstanding (millions)	128	130
Diluted number of common shares outstanding (millions)	130	131

See accompanying notes.
Interim statements are not independently audited.

Consolidated Statements of Retained Earnings

Three months ended March 31 (millions of Canadian dollars)	2004	2003
		(restated)
Retained earnings, beginning of period	1,903	1,141
Net income	223	574
Purchase of common shares	-	(72)
Redemption of preferred securities, net of tax	16	-
Preferred security charges, net of tax	(5)	(6)
Retained earnings, end of period	2,137	1,637
See accompanying notes.
Interim statements are not independently audited.

Talisman Energy Inc.
Consolidated Statements of Cash Flows

Three months ended March 31
(millions of Canadian dollars)	2004	2003
Operating		(restated)
		(note 1)
Net income	223	574
Items not involving current cash flow (note 6)	512	222
Exploration	44	49
Cash flow	779	845
Deferred gain on unwound hedges	-	(3)
Changes in non-cash working capital	135	(76)
Cash provided by operating activities	914	766
Investing
Proceeds on sale of Sudan operations	-	1,012
Capital expenditures
Exploration, development and corporate	(621)	(461)
Acquisitions	(21)	(384)
Proceeds of resource property dispositions	4	10
Investments	-	(1)
Changes in non-cash working capital	(4)	(38)
Cash (used in) provided by investing activities	(642)	138
Financing
Long-term debt repaid	-	(557)
Long-term debt issued	-	292
Common shares issued (purchased)	2	(116)
Preferred securities redeemed	(197)	-
Preferred security charges	(9)	(10)
Deferred credits and other	150	18
Changes in non-cash working capital	(3)	-
Cash used in financing activities	(57)	(373)
Effect of translation on foreign currency cash	(3)	-
Net increase in cash	212	531
Cash and cash equivalents, beginning of period	98	27
Cash and cash equivalents, end of period	310	558

See accompanying notes.
Interim statements are not independently audited.
Talisman Energy Inc.
Product Netbacks

		Three months ended
		March 31
(C$ - production before royalties)		2004	2003
North	Oil and liquids ($/bbl)
America	Sales price	37.05	42.74
	Hedging (gain)	3.07	4.38
	Royalties	7.57	9.27
	Operating costs	5.90	6.27
		20.51	22.82
	Natural gas ($/mcf)
	Sales price	6.42	8.03
	Hedging (gain)	0.06	0.32
	Royalties	1.32	1.69
	Operating costs	0.77	0.76
		4.27	5.26
North Sea	Oil and liquids ($/bbl)
	Sales price	41.55	46.14
	Hedging (gain)	3.55	3.74
	Royalties	0.13	0.09
	Operating costs	13.97	14.04
		23.90	28.27
	Natural gas ($/mcf)
	Sales price	5.63	4.93
	Hedging (gain)	-	-
	Royalties	0.66	0.25
	Operating costs	0.43	0.58
		4.54	4.10
Southeast Asia (1)	Oil and liquids ($/bbl)
	Sales price	43.91	47.08
	Hedging (gain)	-	4.30
	Royalties	17.82	18.71
	Operating costs	4.84	8.37
		21.25	15.70
	Natural gas ($/mcf)
	Sales price	4.08	6.09
	Hedging (gain)	-	-
	Royalties	0.81	0.34
	Operating costs	0.29	0.64
		2.98	5.11
Algeria	Oil ($/bbl)
	Sales price	44.62	40.33
	Hedging (gain)	-	4.40
	Royalties	22.59	20.16
	Operating costs	3.51	6.23
		18.52	9.54
Sudan	Oil ($/bbl)
	Sales price	-	43.89
	Hedging (gain)	-	-
	Royalties	-	20.34
	Operating costs	-	3.73
		-	19.82
Total Company	Oil and liquids ($/bbl)
	Sales price	41.00	44.85
	Hedging (gain)	2.67	3.14
	Royalties	6.00	8.53
	Operating costs	9.98	9.36
		22.35	23.82
	Natural gas ($/mcf)
	Sales price	5.89	7.48
	Hedging (gain)	0.04	0.25
	Royalties	1.15	1.40
	Operating costs	0.64	0.72
		4.06	5.11

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended
	March 31
	2004	2003

Oil and liquids (bbls/d)
North America	43,954	46,103
North Sea	122,868	108,553
Southeast Asia (1)	21,155	12,873
Algeria	6,417	1,451
Sudan	-	28,379
Synthetic oil (Canada)	2,900	2,458
Total oil and liquids	197,294	199,817

Natural gas (mmcf/d)
North America	694	687
North Sea	117	129
Southeast Asia (1)	185	85
Total natural gas	996	901

Total mboe/d	363	350

(1) Includes operations in Indonesia and Malaysia/Vietnam.

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks

		Three months ended
		March 31
(US$ - production net of royalties)		2004	2003
North America	Oil and liquids (US$/bbl)
	Sales price	28.11	28.31
	Hedging (gain)	2.90	3.72
	Operating costs	5.62	5.32
		19.59	19.27
	Natural gas (US$/mcf)
	Sales price	4.87	5.33
	Hedging (gain)	0.06	0.27
	Operating costs	0.73	0.64
		4.08	4.42
North Sea	Oil and liquids (US$/bbl)
	Sales price	31.52	30.53
	Hedging (gain)	2.68	2.49
	Operating costs	10.63	9.31
		18.21	18.73
	Natural gas (US$/mcf)
	Sales price	4.28	3.26
	Hedging (gain)	-	-
	Operating costs	0.37	0.40
		3.91	2.86
Southeast Asia (1)	Oil and liquids (US$/bbl)
	Sales price	33.32	31.15
	Hedging (gain)	-	4.74
	Operating costs	6.17	9.23
		27.15	17.18
	Natural gas (US$/mcf)
	Sales price	3.09	4.04
	Hedging (gain)	-	-
	Operating costs	0.27	0.45
		2.82	3.59
Algeria	Oil (US$/bbl)
	Sales price	33.87	26.84
	Hedging (gain)	-	5.88
	Operating costs	5.42	8.26
		28.45	12.70
Sudan	Oil (US$/bbl)
	Sales price	-	28.91
	Hedging (gain)	-	-
	Operating costs	-	4.60
		-	24.31
Total Company	Oil and liquids (US$/bbl)
	Sales price	31.11	29.66
	Hedging (gain)	2.35	2.59
	Operating costs	8.84	7.68
		19.92	19.39
	Natural gas (US$/mcf)
	Sales price	4.48	4.97
	Hedging (gain)	0.04	0.21
	Operating costs	0.60	0.59
		3.84	4.17

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2004

The following financial ratios are provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and are based on the company's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at March 31, 2004.
The interest coverage ratios are for the 12 month period then ended.

	Preferred	Preferred
	Securities	Securities
	as equity (5)	as debt (6)
Interest coverage (times)
Income (1) (restated, see note 1 to the interim Consolidated Financial Statements)	5.54	4.50
Cash flow (2)	19.23	15.60
Asset coverage (times)
Before deduction of future income taxes and deferred credits (3)	4.66	3.99
After deduction of future income taxes and deferred credits (4)	3.17	2.71

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3) Total assets minus current liabilities; divided by long-term debt.
(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.
(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2003.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2003 except for the following:

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO).  This standard requires that the fair value of the statutory, contractual or legal obligation associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets.  Subsequent changes in the estimated fair value of the asset retirement obligations are capitalized and amortized over the remaining useful life of the underlying asset.

The asset retirement obligation liabilities are carried on the balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

The adjustment required to the December 31, 2003 balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Property, plant and equipment	9,778	415	10,193
Provision for future site restoration/ARO	840	317	1,157
Future income taxes	2,088	39	2,127
Retained earnings	1,844	59	1,903

The adjustment to the income statement for the 3 months ended March 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	361	(2)	359
Future income tax expense	90	1	91
Net income	573	1	574

Per common share (Canadian dollars)
Net income	4.37	0.01	4.38
Diluted net income	4.32	0.01	4.33

The change in accounting for ARO did not significantly affect earnings for the three months ended March 31, 2004. Total accretion in the quarter ended March 31, 2004 of $16 million (2003 - $15 million) has been included in depreciation, depletion and amortization. At March 31, 2004 the estimated total undiscounted asset retirement obligation was $2.0 billion.  These obligations will be settled based on the useful lives of the underlying assets, the majority of which are expected to be settled within the next 25 years.  The asset retirement obligation has been discounted using a credit adjusted risk free rate of 5.5 percent.  No amount of market risk premium has been included in the estimate of the Company’s ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

The CICA has issued a new accounting guideline on Hedging Relationships  (AcG 13), which is effective for 2004.  This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, establishes certain other conditions required before hedge accounting may be applied.  Effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts are no longer designated as hedges of the Eurobond.  These contracts were subsequently terminated in 2004 for proceeds of $138 million.  As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million and an increase to long-term debt of $132 million, based on the March 31, 2004 exchange rate.  The unrealized gain of $17 million will be deferred and amortized over the period to 2009, the original term of the contracts.  The termination of these contracts does not accelerate the recognition of the deferred gain into income.  This accounting guideline has not impacted the Company’s accounting for its commodity price derivative contracts that have been designated as hedges of anticipated future commodity sales.

The Company’s long-term debts denominated in UK pound sterling and Canadian dollars have been designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations.   Unrealized foreign exchange gains and losses resulting from the translation of these debts are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

2.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2004
	Shares	Amount
Balance at January 1,	127,998,728	$2,725
Issued upon exercise of stock options	33,350	2
Balance at March 31,	128,032,078	2,727

Pursuant to a normal course issuer bid renewed in March 2004, Talisman may repurchase up to 6,401,603 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  The total remaining shares that may be repurchased under the existing normal course issuer bid is 6,401,603.

In February of this year, the Company redeemed one half of its outstanding Junior Subordinated Debentures.  The redemption was funded from current cash flow, with the $16 million (net of tax) difference between the carrying value and the redemption cost credited to retained earnings.  In March, 2004 the Company gave notice of its intention to exercise its right to redeem the remaining outstanding Junior Subordinated Debentures as of June 15, 2004.

3.  Stock Options

Continuity of stock options (year to date)	2004
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1	7,866,532	52.64
Granted during the period	1,167,435	76.73
Exercised for common shares	33,350	29.47
Exercised for cash payment	734,427	42.15
Expired/forfeited	14,895	59.50
Outstanding at March 31	8,251,295	57.06
Exercisable at March 31	3,713,988	47.34

As indicated in note 7 of the December 31, 2003 Consolidated Financial Statements, the Company began recording compensation expense in the second quarter of 2003 for stock options and cash units outstanding.  Prior to the second quarter of 2003, no amount of compensation expense had been recognized in the financial statements for stock options granted to employees and directors.  The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense during the first quarter 2003 based on the estimated fair value of the options on the grant date.

	Three months ended March 31, 2003
	As Reported[1]	Pro Forma[2]
Net income ($millions)	574	566
Per common share ($/share)
Basic	4.38	4.32
Diluted	4.33	4.27

1 Restated as disclosed in note 1

2 Pro forma net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option.

4. Long-Term Debt

March 31, 2004		December 31, 2003
Debentures and Notes (unsecured)
US$ denominated (US$850 million)	1,114	1,098
Canadian $ denominated	634	634
£ denominated (£250 million) [1]	603	471
	$2,351	$2,203

1 Prior to January 1, 2004 the £250 million Eurobond was effectively swapped into US$364 million indebtedness. Effective January 1, 2004 this debt is no longer swapped into US dollars and is now revalued based on the Canadian dollar to Pound Sterling exchange rates.

5. Commodity Based Sales Contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize commodity price derivative contracts and fixed price sales contracts outstanding at March 31, 2004:

a)

Commodity price derivative contracts

Natural gas

Fixed price swaps	Remainder 2004
(NYMEX gas index)
Volumes (mcf/d)	45,150
Price (US$/mcf)	5.69

Crude oil contracts

Fixed price swaps	Remainder 2004	2005	Two-way collars	Remainder 2004
(Brent oil index)			(Brent oil index)
Volumes (bbls/d)	11,000	-	Volumes (bbls/d)	31,000
Price (US$/bbl)	26.08	-	Ceiling price (US$/bbl)	26.61
			Floor price (US$/bbl)	23.56
(WTI/NYMEX oil index)			(WTI/NYMEX oil index)
Volumes (bbls/d)	12,000	6,000	Volumes (bbls/d)	25,000
Price (US$/bbl)	29.20	26.97	Ceiling price (US$/bbl)	28.90
			Floor price (US$/bbl)	25.08

b)

Physical contracts (North America)

Fixed price sales	Remainder 2004	2005	2006-2007
Volumes (mcf/d)	43,200	14,650	14,650
Weighted average price ($/mcf)	3.88	3.29	3.29

Three-way collars (NIT)	Remainder 2004
Volumes (mcf/d)	14,300
Ceiling ($/mcf)	3.31
Floor ($/mcf)	3.17
Sold put strike ($/mcf)	2.52

The three-way collars are similar to two-way commodity collars with the call and put strike prices being equivalent to the ceiling and floor prices, except that should the NIT (Nova Inventory Transfer) index fall below the sold put strike price, Talisman will receive NIT plus the difference between the put strike and sold put strike prices.

6. Selected Cash Flow Information

Three months ended March 31,	2004	2003
Net income	223	574
Items not involving current cash flow
Depreciation, depletion and amortization	389	359
Dry hole	79	72
Net loss (gain) on asset disposals	3	(4)
Gain on sale of Sudan operations	-	(296)
Stock-based compensation	3	-
Future taxes and deferred petroleum revenue tax	23	87
Other	15	4
	512	222
Exploration	44	49
Cash flow	779	845

7.  Sale of Sudan Operations

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan.  Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman during the interim period between September 1, 2002 and closing on March 12, 2003.  The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	$ 1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Closing costs	16
Gain on disposal	$296

8. Segmented Information
Three months ended March 31

	North America (1)		North Sea (2)		Southeast Asia (3)		Algeria		Sudan (4)	Other		Total
(millions of Canadian dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2003	2004	2003	2004	2003
Revenue		restated		restated		restated
Gross sales	688	818	494	475	228	132	53	9	209	-	-	1,463	1,643
Royalties	143	181	9	4	75	39	27	5	97	-	-	254	326
Net sales	545	637	485	471	153	93	26	4	112	-	-	1,209	1,317
Other	17	13	5	10	-	-	-	-	(1)	-	1	22	23
Total revenue	562	650	490	481	153	93	26	4	111	-	1	1,231	1,340
Segmented expenses
Operating	97	99	173	154	22	21	4	2	18	-	-	296	294
DD&A	176	167	162	152	44	19	7	2	19	-	-	389	359
Dry hole	31	25	25	47	1	-	-	-	-	22	-	79	72
Exploration	23	23	6	3	2	4	-	-	5	13	14	44	49
Other	(12)	(13)	2	1	1	1	-	-	-	-	-	(9)	(11)
Total segmented expenses	315	301	368	357	70	45	11	4	42	35	14	799	763
Segmented income before taxes	247	349	122	124	83	48	15	-	69	(35)	(13)	432	577
Non-segmented expenses
General and administrative												39	39
Interest on long-term debt												38	40
Gain on sale of Sudan operations												-	(296)
Stock-based compensation												30	-
Currency translation												12	4
Total non-segmented expenses												119	(213)
Income before taxes												313	790
Capital expenditures
Exploration	134	135	40	15	9	15	-	(3)	7	39	14	222	183
Development	243	116	66	66	44	65	3	18	(5)	35	5	391	265
Midstream	1	7										1	7
Exploration and development	378	258	106	81	53	80	3	15	2	74	19	614	455
Property acquisitions												26	384
Proceeds on dispositions												(10)	(10)
Other non-segmented												8	6
Net capital expenditures (5)												638	835
Property, plant and equipment	5,929	5,767	3,077	2,995	1,104	1,084	214	202	-	186	145	10,510	10,193
Goodwill	292	291	75	74	109	108	-	-	-	-	-	476	473
Other	606	403	317	386	243	217	42	27	-	33	18	1,241	1,051
Segmented assets	6,827	6,461	3,469	3,455	1,456	1,409	256	229	-	219	163	12,227	11,717
Non-segmented assets												63	63
Total assets (6)												12,290	11,780
(1) North America			2004	2003				(3) Southeast Asia				2004	2003
Revenues	Canada		530	597				Revenues			Indonesia	76	75
	US		32	53							Malaysia	73	12
			562	650							Vietnam	4	6
Property, plant and equipment (6)	Canada		5,502	5,356								153	93
	US		427	411				Property, plant and equipment (6)			Indonesia	383	384
			5,929	5,767							Malaysia	697	677
											Vietnam	24	23
(2) North Sea			2004	2003								1,104	1,084
Revenues	United Kingdom		456	471
	Netherlands		9	10
	Norway		25	-
			490	481
Property, plant and equipment (6)	United Kingdom		2,853	2,777
	Netherlands		43	40
	Norway		181	178
			3,077	2,995
(4) Sudan operations were sold effective March 12, 2003.
(5) Excluding corporate acquisitions.
(6) Current year represents balances as at March 31, prior year represents balances as at December 31.